                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                                Sequa Corporation
                                (Name of Issuer)

                       Class B Common Stock, no par value
                         (Title of Class of Securities)

                                    81732 020
                                 (CUSIP Number)

                              Neal T. Dorman, Esq.
                              Hartman & Craven LLP
                               488 Madison Avenue
                               New York, NY 10022
                                 (212) 753-7500
  (Name, Address and Telephone Number of Person Authorized to Received Notices
                               and Communications)

                                January 18, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box /__/.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Marjorie Alexander (20-7243070)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) x
                                                               (b)__

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                 00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    0
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  1,889,771
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 0
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  1,889,771

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,889,771

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                57.9 (1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                IN

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Gail Binderman (20-7243070)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                               (a) x
                                                               (b)__

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    1,201
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  2,011,159
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 1,201
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  2,011,159

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,012,360

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           61.7 (1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                         3

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Mark Alexander (20-7243070)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) x
                                                           (b)___

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
             00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    649
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  2,011,159
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 649
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  2,011,159

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,011,808

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.6 (1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                        4

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Sharon Zoffness (20-7243070)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) x
                                                           (b)___

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    1,061
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  2,011,290
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 1,061
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  2,011,290

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,012,351

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            61.7 (1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
            IN

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                         5

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Forfed Corporation (13-0714303)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) x
                                                           (b)___

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
            00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    1,379,843
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  0
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 1,379,843
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               1,379,843

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               42.3(1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               CO

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Fifty Broad Street, Inc. (13-1769653)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) x
                                                           (b)___

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
              00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    167,878
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  0
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 167,878
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               167,878

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               5.1(1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               CO

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                        7

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Courtney Corporation (13-3150821)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) x
                                                           (b)___

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    68,524
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  0
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 68,524
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               68,524

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.1(1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               CO

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      42 New Street, Inc. (13-1861794)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) x
                                                           (b)___

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
             00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    45,000
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  0
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 45,000
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               45,000

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.4(1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               CO

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Youandi Corp. (13-1936115)

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) x
                                                           (b)___

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
              00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      New York

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    30,000
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  0
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 30,000
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               30,000

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               .9(1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               CO

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees
      u/i dtd July 13, 2005

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) x
                                                           (b)___

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
              00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    83,234
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  0
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 83,234
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               83,234

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               2.6 (1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

                                  SCHEDULE 13D
CUSIP No. 81732 020

1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees
      u/i dtd July 13, 2005

2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                           (a) x
                                                           (b)___

3)    SEC USE ONLY

4)    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               00

5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)

6)    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

        NUMBER OF                           7)    SOLE VOTING POWER
        SHARES                                    38,154
        BENEFICIALLY                        8)    SHARED VOTING POWER
        OWNED BY                                  0
        EACH                                9)    SOLE DISPOSITIVE POWER
        REPORTING                                 38,154
        PERSON WITH                         10)   SHARED DISPOSITIVE POWER
                                                  0

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               38,154

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.2 (1)

14)   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO

      (1)  Based on 3,263,741 shares outstanding at October 31, 2006, as disclosed by the Issuer in its Form 10-Q for the three months ended September 30, 2006.

Item 1.  Security and Issuer.
         -------------------

         This Statement relates to the Class B common stock, no par value (the
"Class B Stock"), of Sequa Corporation (the "Company"). The Company's principal executive offices are located at 200 Park Avenue, New York, New York 10166.

Item 2.  Identity and Background.
         -----------------------

(a)-(c) This Statement is filed on behalf of (i) Marjorie Alexander ("Mrs.
Alexander"); Gail Binderman ("Binderman"); Mark Alexander ("Alexander") and
Sharon Zoffness ("Zoffness") as executors (collectively, the "Executors") under the Last Will and Testament of Norman E. Alexander, dated October 30, 2006 (the
"Will"); (ii) Gail Binderman, Mark Alexander and Sharon Zoffness as Trustees u/i
dtd July 13, 2005, a trust established under the laws of the State of New York
(the "July 2005 Trust"); (iii) Gail Binderman, Mark Alexander and Sharon
Zoffness as Trustees u/i dtd July 13, 2005, a trust established under the laws of the State of New York (the "Second July 2005 Trust"); (iv) Binderman,
Alexander and Zoffness as trustees under each of the July 2005 Trust and the
Second July 2005 Trust (Binderman, Alexander and Zoffness are sometimes collectively referred to as the "Trustees"); and (v) the following corporations:
Forfed Corporation ("Forfed"), a Delaware corporation; Fifty Broad Street, Inc.
("Fifty Broad"), a New York corporation; Courtney Corporation ("Courtney"), a
Delaware corporation; 42 New Street, Inc. ("42 New"), a New York corporation;
and Youandi Corp. ("Youandi"), a New York corporation (such corporations are collectively referred to as the "Corporations"). All of the Corporations are
directly or indirectly wholly-owned by the Executors (except for Forfed which is controlled by the Executors). Identifying information pertaining to the
Corporations and their executive officers and directors appears as Exhibit 1.

The principal business of each of the July 2005 Trust and the Second July 2005
Trust is to hold certain property for the benefit of Norman E. Alexander's estate and issue. Each of the July 2005 Trust and the Second July 2005 Trust has
a principal place of business and principal office at c/o Hartman & Craven LLP,
488 Madison Avenue, New York, New York.

Mrs. Alexander is a homemaker. Binderman is employed as Strategic Development
Liasion and Investment Officer by Ampacet Corporation, a New York corporation engaged in the plastic colors and concentrates business with principal executive offices located at 660 White Plains Road, Tarrytown, New York, and is a director of the Company. Alexander is a self-employed physician. Zoffness is a homemaker.
Each of Mrs. Alexander, Binderman, Alexander and Zoffness is a United States
citizen. Binderman has a business address at c/o Ampacet Corporation, 660 White
Plains Road, Tarrytown, New York. Each of Mrs. Alexander, Alexander and Zoffness
has a business address at c/o Hartman & Craven LLP, 488 Madison Avenue, New
York, New York. Mrs. Alexander is the widow of Norman E. Alexander. The Trustees are the children of Norman E. Alexander.

(d)-(e) None of Mrs. Alexander, Binderman, Alexander, Zoffness, the July 2005
Trust, the Second July 2005 Trust, any of the Trustees, any of the Corporations
or, to the best knowledge of the Corporations, any of the executive officers or directors named in Exhibit 1 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)
or (ii) been a party to any civil proceeding or a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining him, her or it, as the case may be, from future

violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

On January 18, 2007, Letters Testamentary were issued to each of Mrs. Alexander,
Binderman, Alexander and Zoffness by the Surrogate's Court of the State of New
York, Westchester County (the "Letters"). By virtue of the issuance of the
Letters, each of Mrs. Alexander, Binderman, Alexander and Zoffness became executors under the Will. As such, each of the Executors became the beneficial owner of the aggregate 1,889,771 shares of Class B Stock owned directly and indirectly by the estate of Norman E. Alexander (the "Estate").

On July 13, 2005 each of the July 2005 Trust and the Second July 2005 Trust was
formed and Binderman, Alexander and Zoffness were named as the trustees thereof.
Norman E. Alexander granted (i) 57,702 shares of Class B Stock to the Second
July 2005 Trust on the formation date of the Second July 2005 Trust and (ii)
125,385 shares of Class A common stock, no par value, of the Company (the "Class
A Stock") to the July 2005 Trust. On April 27, 2006, the July 2005 Trust
exchanged such 125,385 shares of Class A Stock for 125,492 shares of Class B
Stock owned by Gail Binderman, Mark Alexander and Zoffness as Trustees u/i dtd
April 13, 2004, a trust established under the laws of the State of New York. On
October 13, 2006 (i) 42,258 shares of Class B stock were distributed to Norman
E. Alexander pursuant to the Indenture establishing the July 2005 Trust and (ii)
19,548 shares of Class B Stock were distributed to Norman E. Alexander pursuant to the Indenture establishing the Second July 2005 Trust.

Binderman individually owns 684 shares of Class B Stock and is the trustee of a trust for the benefit of her daughter which trust owns 517 shares of Class B
Stock. Alexander individually owns 649 shares of Class B Stock. Zoffness individually owns (i) 1,061 shares of Class B Stock and (ii) 131 shares of Class
B Stock as joint tenants with her son. All of such shares were acquired, directly or indirectly, as gifts from Norman E. Alexander.

Item 4.  Purpose of Transaction.
         ----------------------

(a)- (j) The shares of Class B Stock owned by each of the Executors, the
Corporations, the July 2005 Trust, the Second July 2005 Trust, the Trustees,
Binderman (individually and as trustee for the benefit of her daughter),
Alexander and Zoffness (including the shares held as joint tenants) are held for investment purposes.

Except as described in this Item 4, none of the Executors, the Corporations, the
July 2005 Trust, the Second July 2005 Trust, the Trustees, Binderman, Alexander
or Zoffness has any present plans or proposals that would relate to or result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the
Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the Board of Directors of the Company or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions that might impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to

                                       14

cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Act") or (x) any
action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

(a) Each of the Executors beneficially owns (as defined by Rule 13d-3 under the
Act) 198,526 shares, or 6.1% of the shares, of Class B Stock outstanding at
October 31, 2006. Forfed beneficially owns 1,379,843 shares, or 42.3% of the shares, of Class B Stock outstanding at October 31, 2006. Fifty Broad beneficially owns 167,878 shares, or 5.1% of the shares, of Class B Stock outstanding at October 31, 2006. Courtney beneficially owns 68,524 shares, or
2.1% of the shares, of Class B Stock outstanding at October 31, 2006. 42 New beneficially owns 45,000 shares, or 1.4% of the shares, of Class B Stock outstanding at October 31, 2006. Youandi beneficially owns 30,000 shares, or .9%
of the shares, of Class B Stock outstanding at October 31, 2006. Each of the
July 2005 Trust and the Trustees beneficially owns 83,234 shares, or 2.6% of the shares, of Class B Stock outstanding at October 31, 2006. Each of the Second
July 2005 Trust and the Trustees beneficially owns 38,154 shares, or 1.2% of the shares, of Class B Stock outstanding at October 31, 2006. Binderman, individually and as trustee for her daughter, beneficially owns 1,201 shares, or
..04% of the shares, of Class B Stock outstanding at October 31, 2006. Alexander individually beneficially owns 649 shares, or .02% of the shares, of Class B
Stock outstanding at October 31, 2006. Zoffness individually (including the shares held as joint tenants) beneficially owns 1,192 shares, or .04% of the shares, of Class B Stock outstanding at October 31, 2006. Through the holdings of the Estate, Mrs. Alexander is the beneficial owner of 1,889,771 shares, or
57.9% of the shares, of Class B Stock outstanding at October 31, 2006.
Aggregating the holdings of the Estate, the July 2005 Trust, the Second July
2005 Trust and shares owned individually by each of them (including in the case of (x) Binderman the shares owned by a trust for the benefit of her daughter and
(y) Zoffness the shares held as joint tenants), (i) Binderman beneficially owns
2,012,360 shares, or 61.7% of the shares, of Class B Stock outstanding at
October 31, 2006, (ii) Alexander beneficially owns 2,011,808 shares, or 61.6% of the shares, of Class B Stock outstanding at October 31, 2006, and (iii) Zoffness beneficially owns 2,012,351 shares, or 61.7% of the shares, of Class B Stock outstanding at October 31, 2006.

(b) The Executors, acting together, have the sole right to vote and dispose of the 198,526 shares of Class B Stock held in their names. Each of the above
Corporations has the sole right to vote and dispose of all of its shares of
Class B Stock, but the Executors, by virtue of their ownership and positions with the Corporations, acting together, have the power to vote and dispose of all of the shares of Class B Stock owned by the Corporations. Each of the July
2005 Trust and the Trustees, acting together, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 83,234 shares of Class B Stock. Each of the Second July 2005 Trust and the Trustees,
acting together, has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 38,154 shares of Class B Stock. Mrs.
Alexander has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 1,889,771 shares of Class B Stock.
Binderman has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,201 shares of Class B Stock and (ii)
shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,011,159 shares of Class B Stock. Alexander has (i)
sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 649 shares of Class B Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of
2,011,159 shares of Class B Stock. Zoffness has (i) sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of 1,061 shares of Class B Stock and (ii) shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of 2,011,290 shares of Class B Stock.

(c) Except for the acquisition of the 1,889,771 shares of Class B Stock by the
Executors on January 18, 2007 by virtue of the issuance of the Letters, none of the Executors, the Corporations, Mrs. Alexander, Binderman, Alexander, Zoffness,
the July 2005 Trust, the Second July 2005 Trust or the Trustees effected any transaction in the Class B Stock during the past sixty days.

(d) The Executors are entitled to receive dividends or proceeds from the sale of shares of Class B Stock by the Executors. The beneficiaries of each of the July
2005 Trust and the Second July 2005 Trust are entitled to receive dividends or proceeds from the sale of shares of Class B Stock by the July 2005 Trust and the
Second July 2005 Trust, respectively.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to
        ------------------------------------------------------------------------
Securities of the Issuer.
------------------------

The Will empowers the Executors to deal with an aggregate of 1,889,771 shares of
Class B Stock. Norman E. Alexander formed each of the July 2005 Trust and the
Second July 2005 Trust and contributed shares of Class B Stock of the Company thereto. The two Indentures, each dated July 13, 2005, set forth the arrangements and understandings with respect to an aggregate of 121,388 shares of Class B Stock. See Item 3.

Item 7.  Material To Be Filed As Exhibits.
         --------------------------------

         Exhibit 1    Certain Information about Executive Officers and Directors of the Corporations.

         Exhibit 2    Last Will and Testament of Norman E. Alexander.

         Exhibit 3    Indenture dated July 13, 2005.

         Exhibit 4    Indenture dated July 13, 2005.

         Exhibit 5    Joint Filing Agreement.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007

                                             /s/ Marjorie Alexander
                                             -------------------------
                                             Marjorie Alexander

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007

                                    FIFTY BROAD STREET, INC.
                                    FORFED CORPORATION
                                    42 NEW STREET, INC.
                                    YOUANDI CORPORATION
                                    COURTNEY CORPORATION

                                    /s/ Gail Binderman
                                    -------------------------
                                    Gail Binderman
                                    Individually and on behalf of
                                    the above named Corporations as
                                    Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007
                                       /s/ Mark Alexander
                                       -------------------------
                                       Mark Alexander

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007
                                       /s/ Sharon Zoffness
                                       -------------------------
                                       Sharon Zoffness

                                        20

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007
                                      Gail Binderman, Mark Alexander and Sharon
                                      Zoffness as Trustees u/i dtd July 13, 2005

                                      /s/ Gail Binderman
                                      -------------------------
                                      Gail Binderman
                                      Trustee

                                       21

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2007
                                      Gail Binderman, Mark Alexander and Sharon
                                      Zoffness as Trustees u/i dtd July 13, 2005

                                      /s/ Gail Binderman
                                      -------------------------
                                      Gail Binderman
                                      Trustee

                                        22

                                  EXHIBIT INDEX

Exhibit 1         Certain Information about Executive Officers and Directors of the Corporations.

Exhibit 2         Last Will and Testament of Norman E. Alexander.

Exhibit 3         Indenture dated July 13, 2005.

Exhibit 4         Indenture dated July 13, 2005.

Exhibit 5         Joint Filing Agreement.

                                        23